

UNITED STATES
~~TIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC MAIL RECEIVED MAR 0 4 2014 WASH. DC 193

SEC FILE NUMBER
8-53408

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/2013___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JAG Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7125 Orchard Lake Suite 202
(No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

West Bloomfield _____ MI _____ 48322 _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackie Sloan _____ 312-431-0014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Ste 300 _____ Chicago _____ IL _____ 60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Craig Bauer_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___JAG Trading, LLC_____, as of ___December 31_____, 2013,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report **contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
-    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC 1410 (3-91)

JAG Trading, LLC

(An Illinois Limited Liability Company)
Financial Statements
And Independent Audit Report
December 31, 2013

JAG Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2013

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
JAG Trading, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of JAG Trading, LLC, which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JAG Trading, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

JAG Trading, LLC
February 24, 2014
Page 2

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company, CPA PC
February 24, 2014
Chicago, Illinois 60604

2

JAG Trading, LLC
Statement of Financial Condition
as of December 31, 2013

Assets

Cash and cash equivalents	$	52,066
Marketable securities		
Equities at fair value		62,534,868
Options at fair value		89,216
Debt		278,816
Total securities owned at fair value		62,902,900
Accrued dividends		68,713
Due from clearing firm		19,587,786
Accrue fixed income interest		5,358
Preferred stock		10,000
Total assets	$	82,626,823

Liabilities

Securities sold, not yet purchased at fair value		47,424,513
Short options at fair value		6,695,785
Total positions sold, not yet purchased at fair value		54,120,298
Accrued interest and short interest payable		1,863
Accrued expenses payable		13,739
Total liabilities		54,135,900

Member equity

		28,490,923
Total liabilities and members' equity	$	82,626,823

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues

Trading principal transactions, net of commissions	$ 3,554,046
Interest income	1,802,678
Dividend income	2,650,518
Other income	117,114
Total revenue	8,124,356

Expenses

Interest expense	2,052,172
Dividend expense	1,743,25
Commission/ exchange and clearing fees	352,097
Regulatory and other fees	106,320
Trader fees and employee costs	526,333
Legal and professional	50,000
Guaranteed payments	15,602
Other operating expenses	299,913
Total expenses	5,145,696
Net income from operations	$ 2,978,660

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2013

Members' equity at January 1, 2013	$	25,937,074
Capital contributions		none
Capital withdrawals		(424,811)
Net income		2,978,660
Members' equity at December 31, 2013	$	28,490,923

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
Statement of Cash Flows
For the period ending December 31, 2013

Cash flows from operating activities:

Net income	$	2,978,660
Depreciation and amortization		0
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in marketable securities		140,824,516
Increase in due to/from clearing firm		(2,295,906)
Increase in positions sold, not yet purchased		(141,041,218)
Increase in dividend receivables		(50,563)
Increase in interest income receivables		(5,358)
Decrease in interest and short stock rebate payable		(1,749)
Decrease in accrued liabilities		3,729
Net cash used in operating activities		412,111

Cash flows from investing activities:

Nothing to report	0
Net cash used in investing activities	none

Cash flows from financing activities:

Capital contribution	0
Capital withdrawals	(424,811)
Net cash provided by financing activities	(424,811)

Net decrease in cash and cash equivalents	(12,700)
Cash and cash equivalents, beginning of the year	64,755
Cash and cash equivalents, end of the year	$ 52,066

Interest expense paid	$ 2,052,172

The accompanying notes are an integral part of these financial statements.

6

NOTE 1 Organization

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 5, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange ("CSX"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

NOTE 2   Significant Accounting Policies

a) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

c) Revenue Recognition

Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

d) *Income Taxes.*
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there I no tax expense to be recorded by the Company for the year ended December 31, 2013.

7

e) *Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) *Depreciation.*

Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment

FASB Accounting Standard Updates

In January 2010, the FASB issued ASU no. 2010-06, Fair Value Measurements and Disclosures (Top 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2010. There were no transfers between levels during 2013.

NOTE 3   Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Goldman Sachs Execution and Clearing, LLC. (GSEC) The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Stock Exchange, (CSX) the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,000.

NOTE 4   Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
Year ended December 31, 2013

Assets at Fair Value	Level 1
Securities	$ 62,534,868
Options & Derivatives	89,216
Due from broker dealer	19,587,786
Debt Securities	278,816
Total at Fair Value	$ 82,490,686

Liabilities at Fair Value	Level 1
Securities sold, not yet purchased	$ 47,424,513
Options sold, not yet purchased	6,695,785
Total at Fair Value	$ 54,120,298

NOTE 5   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2013, the Company had net capital of $21,380,203 which was $21,280,203 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 6   Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

9

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing brokers obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company maintains certain cash deposits with financial institution. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

NOTE 7   Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2013 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Derivate	Asset	Notional	Liability	Notional
	FMV	Value	FMV	Value
Long Equity Options	$ 89,216	$ 2,438,185		
Equity Options sold, not yet purchased			6,695,785	$23,975,933

NOTE 8   Due from Broker-Dealers

Receivable from broker-dealers at December 31, 2013 consist of the following:

Broker-dealer $ 19,587,786

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2013, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9   Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily Include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions. It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 10   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

Exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11   Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12   Subsequent events

Management has evaluated subsequent events through February 24, 2014, the date the financial statements were issued.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Computation of Net Capital Pursuant to
uniform Net Capital Rule 15C3-1
December 31, 2013

Members Capital December 31, 2013	$	28,490,922
Less:		
Non allowable assets		-10,000
Haircuts		-7,100,719
Undue concentration		0
Net capital	$	21,380,203
Required net capital		100,000
Excess capital	$	21,280,203
Excess capital @ 1000%	$	21,378,829

Note: The above information on this schedule is in agreement, in all
material respects, with the unaudited FOCUS Report, Part II filed
by JAG Trading, LLC as of December 31, 2013

Computation of Aggregate Indebtedness

Aggregate Indebtedness

Items included in the balance sheet

Accrued liabilities	$ 13,739
	$ 13,739

Ratio: Aggregate Indebtedness	.064265%	
	Total to 1	

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2013

Schedule II

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Members:
JAG Trading, LLC:

In planning and performing our audit of the financial statements of **JAG Trading, LLC** as of December 31, 2013 and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered **JAG Trading, LLC's** internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of **JAG Trading, LLC's** internal control. Accordingly, we do not express an opinion on the effectiveness of **JAG Trading, LLC's** internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **JAG Trading, LLC** including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because **JAG Trading, LLC** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **JAG Trading, LLC** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the manager of the Company informed me that they exercise close oversight of the accounting records daily, thus offsetting the lack of separation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **JAG Trading, LLC's** practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, CSX, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.

February 24, 2014

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2013

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Craig Bauer
Managing Member

Robert Cooper & Company CPA PC
141 w. Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

To: The Members:
JAG Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2013. Which were agreed to by JAG Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Stock Exchange. Solely to assist you and the other specific parties in evaluating JAG Trading, LLC compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). JAG Trading, LLC's management is responsible for JAG Trading, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in For, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
February 24, 2014

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JAG Trading, LLC
SIPC Assessment Worksheet
For the year ended December 31, 2013

SIPC – 7

General Assessment	$	9,951
Less payments made July 2013 SIPC 7		(6,212)
Prior overpayment		3,739
Assess balance due		

Determination of SIPC net operating Revenue

Total		
Revenue:	$	8,124,357
Additions:		
		none
Deductions:		
Commissions paid to other brokers	$	352,097
Dividend and interest expenses		3,791,692
Total deductions	$	4,143,789
SIPC Operating revenue	$	3,980,568
SIPC assessment at .25%		9,951